UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2018)	Previous Period (Second quarter of 2018)	Changes (%)	Year to Year Comparison (Third quarter of 2017)	Changes (%)
Operating Revenue	Quarterly Results	41,864	41,543	0.77	44,427	-5.77
	Year-to-date (“YTD”) Results	125,223	83,359	—	130,227	-3.84

Operating Income	Quarterly Results	3,041	3,469	-12.34	3,924	-22.50
	YTD Results	9,765	6,724	—	12,262	-20.36

Profit from Continuing Operations Before Income Tax	Quarterly Results	13,019	11,630	11.94	10,041	29.66
	YTD Results	33,720	20,700	—	24,767	36.14

Profit for the Period	Quarterly Results	10,498	9,143	14.82	7,930	32.38
	YTD Results	26,575	16,077	—	19,970	33.07

Attributable To: Controlling Interests	Quarterly Results	10,314	9,167	12.51	7,958	29.61
	YTD Results	26,430	16,117	—	20,098	31.51

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2018)	Previous Period (Second quarter of 2018)	Changes (%)	Year to Year Comparison (Third quarter of 2017)	Changes (%)
Operating Revenue	Quarterly Results	29,256	29,418	-0.55	31,565	-7.32
	YTD Results	88,559	59,303	—	93,541	-5.33

Operating Income	Quarterly Results	3,106	3,682	-15.67	4,207	-26.17
	YTD Results	10,482	7,376	—	13,224	-20.74

Profit Before Income Tax	Quarterly Results	2,499	2,959	-15.55	5,642	-55.71
	YTD Results	10,233	7,734	—	14,272	-28.30

Profit for the Period	Quarterly Results	1,833	2,198	-16.61	4,787	-61.71
	YTD Results	7,675	5,842	—	11,810	-35.01

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	OCTOBER 30, 2018 / 15:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)
4. Other Matters Relating to an Investment Decision

- The above preliminary results have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

- Among the figures listed above, “Current Period”, and “Previous Period is based on IFRS 15.

- As a supplemental information of our Q3 of 2018 operating results, the company provides unaudited results under the comparative historical accounting method prior to our adoption of IFRS 15.

ø 3Q 2018 Earnings Results based on old standard (unit : in 100 millions of Won)

Classification	Consolidated	Non-consolidated
Operating Revenue	41,990	29,287
Operating Income	3,053	3,270
Profit for the Period	10,501	1,980

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: October 30, 2018

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